UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 29, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from                      to

COMMISSION FILE NUMBER 1-14989

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan's management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 27, 2013

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2012 and 2011

	2012	2011
Investments at fair value (Notes 2, 4, and 5)
Shares of registered investment companies	$255,948,593	$212,889,446
Common collective trusts	26,680,798	24,425,750
Stock funds and self-directed accounts	25,716,451	24,187,238
Stable Value Fund	146,027,795	131,188,232
RAFI Enhanced Large Company Fund	24,538,548	22,638,897
	478,912,185	415,329,563
Receivables
Employer discretionary contribution	16,589,240	15,035,869
Promissory notes from participants (Note 6)	12,655,148	11,742,957
Net assets available for benefits at fair value	508,156,573	442,108,389

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive
contracts (Note 5)	(10,736,845)	(9,920,573)
Net assets available for benefits	$497,419,728	$432,187,816

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Fiscal Years Ended December 29, 2012 and 2011

	2012	2011
Additions
Employee contributions	$26,404,830	$24,525,941
Employee rollovers	1,446,515	1,567,368
Employer contributions (including discretionary contributions)	24,977,082	23,514,952
Net appreciation from shares of registered investment companies	26,607,083	—
Net appreciation from common collective trusts	2,499,649	—
Net appreciation from stock funds and self-directed accounts	3,709,733	—
Net appreciation from the Stable Value Fund	4,986,867	4,832,770
Net appreciation from the RAFI Enhanced Large Company Fund	3,047,179	329,422
Interest and dividend income	6,364,525	4,620,459
Total additions	100,043,463	59,390,912

Deductions
Net depreciation from shares of registered investment companies	—	8,187,327
Net depreciation from common collective trusts	—	833,615
Net depreciation from stock funds and self-directed accounts	—	67,877
Distributions to withdrawing participants	39,415,895	35,753,739
Administrative expenses	721,700	828,453
Total deductions	40,137,595	45,671,011
Net increase	59,905,868	13,719,901

Transfers in from RS Electronics and TVC Communications, L.L.C. Plans (Note 8)	5,326,044	12,900,569

Net assets available for benefits
Beginning of year	432,187,816	405,567,346
End of year	$497,419,728	$432,187,816

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $17,000 and $16,500 for the Plan's fiscal years ended December 29, 2012 and 2011, respectively. The $17,000 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors' discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. Discretionary contributions of approximately $16,589,000 and $15,036,000 were made for the Plan's fiscal years ended December 29, 2012 and 2011, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. A participant's total catch-up contribution cannot exceed $5,500 in 2012 and 2011. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.
Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant, upon termination of service, may either receive a lump-sum payment of their vested account balance or transfer their balance to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in both 2012 and 2011 were approximately $1,184,000 and $741,000, respectively. As of December 29, 2012, a balance of approximately $590,000 was available to reduce employer contributions in 2013.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported. Actual results could differ from those estimates.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 29, 2012 and 2011.

•	Common stocks, corporate bonds and U.S. government securities are valued at the closing price reported on the active market on which the individual securities are traded.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 29.

•
Common collective trusts are valued at fair value by determining the price of the underlying investments. Equities listed on an exchange are valued at the latest quoted sales price of the exchange on which the security is primarily traded. Securities that are not traded on the valuation date or securities that are not listed on an exchange are valued at the latest bid price provided by the trust's pricing service.

•	The Stable Value Fund (Note 5) is valued based on the underlying securities which include corporate bonds, commercial mortgage-backed securities and government securities.

•	The RAFI Enhanced Large Company Fund is valued based on the underlying securities which include common stocks.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by current accounting pronouncements, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common collective trusts, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.
Payment of Benefits

Benefits are recorded when paid.
Other

All administrative expenses were paid by the Plan during 2012 and 2011.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated November 15, 2012, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

4.	Investments

The  following  tables  sets forth the  fair  value  of  the  Plan's  assets by level, as described in Note 2, as of December 29, 2012 and 2011:

	December 29, 2012
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$5,313,779	$—	$5,313,779
Small value	2,996,244	—	2,996,244
Large growth	39,507,432	—	39,507,432
Large value	17,145,276	—	17,145,276
Moderate allocation	67,974,104	—	67,974,104
Mid-cap value	20,706,056	—	20,706,056
Mid-cap growth	42,611,385	—	42,611,385
Foreign large blend	26,211,615	—	26,211,615
Intermediate-term bond	28,312,105	—	28,312,105
World bond	5,170,597	—	5,170,597
Total shares of registered investment companies	255,948,593	—	255,948,593

Common collective trusts
Conservative allocation	—	5,348,021	5,348,021
Moderate allocation	—	12,905,154	12,905,154
Large blend	—	8,427,623	8,427,623
Total common collective trusts	—	26,680,798	26,680,798

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	18,242,229	—	18,242,229

Self-directed accounts
Cash and cash equivalents	1,231,640	—	1,231,640
Common stock
Transportation	74,940	—	74,940
Food, beverages & tobacco	333,494	—	333,494
Building materials	70,089	—	70,089
Chemicals	35,097	—	35,097
Communications & media	267,537	—	267,537
Electronics & equipment	511,576	—	511,576
Energy	444,173	—	444,173

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

	December 29, 2012 (continued)
	Level 1	Level 2	Total
Financial	615,395	—	615,395
Health care services	229,692	—	229,692
Industrial	125,790	—	125,790
Leisure & entertainment	206,380	—	206,380
Metals	194,543	—	194,543
Miscellaneous	98,605	—	98,605
Multi-industry	144,769	—	144,769
Retail	164,333	—	164,333
Utilities	407,079	—	407,079
Mutual funds:		—
Fixed	460,397	—	460,397
Balanced	283,131	—	283,131
Equity	1,080,120	—	1,080,120
International	495,442	—	495,442
Total stock funds and self-directed accounts	25,716,451	—	25,716,451

Stable Value Fund	—	146,027,795	146,027,795

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	196,552	196,552
Common stock
Consumer discretionary	—	2,712,129	2,712,129
Consumer staples	—	2,197,265	2,197,265
Distribution services	—	338,896	338,896
Energy	—	2,279,133	2,279,133
Financials	—	5,051,539	5,051,539
Health care services	—	2,133,452	2,133,452
Industrials	—	2,841,503	2,841,503
Information technology	—	3,621,612	3,621,612
Materials	—	866,517	866,517
Telecommunication services	—	779,760	779,760
Utilities	—	1,520,190	1,520,190
Total RAFI Enhanced Large Company Fund	—	24,538,548	24,538,548

	$281,665,044	$197,247,141	$478,912,185

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

	December 29, 2011
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$3,963,931	$—	$3,963,931
Small value	2,278,256	—	2,278,256
Large growth	34,794,349	—	34,794,349
Large value	14,309,876	—	14,309,876
Moderate allocation	52,424,484	—	52,424,484
Mid-cap value	19,028,710	—	19,028,710
Mid-cap growth	38,768,312	—	38,768,312
Foreign large blend	22,296,936	—	22,296,936
Intermediate-term bond	23,230,499	—	23,230,499
World bond	1,794,093	—	1,794,093
Total shares of registered investment companies	212,889,446	—	212,889,446

Common collective trusts
Conservative allocation	—	4,805,624	4,805,624
Moderate allocation	—	11,400,358	11,400,358
Large blend	—	8,219,768	8,219,768
Total common collective trusts	—	24,425,750	24,425,750

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	17,276,264	—	17,276,264

Self-directed accounts
Cash and cash equivalents	1,026,658	—	1,026,658
Preferred stock	2	—	2
Common stock
Transportation	177,683	—	177,683
Food, beverages & tobacco	261,066	—	261,066
Building materials	46,302	—	46,302
Chemicals	47,703	—	47,703
Communications & media	154,569	—	154,569
Electronics & equipment	311,686	—	311,686
Energy	240,681	—	240,681
Financial	443,565	—	443,565
Health care services	497,795	—	497,795
Industrial	110,968	—	110,968
Leisure & entertainment	189,277	—	189,277
Metals	186,484	—	186,484
Miscellaneous	176,972	—	176,972
Multi-industry	108,530	—	108,530
Retail	95,659	—	95,659
Utilities	426,136	—	426,136

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

	December 29, 2011 (continued)
		Level 1	Level 2	Total
Mutual funds
Fixed	461,821	461,821	—	461,821
Balanced	415,748	415,748	—	415,748
Equity	1,188,070	1,188,070	—	1,188,070
International	343,599	343,599	—	343,599
Total stock funds and self-directed accounts		24,187,238	—	24,187,238

Stable Value Fund		—	131,188,232	131,188,232

RAFI Enhanced Large Company Fund
Cash and cash equivalents		—	180,803	180,803
Common stock
Consumer discretionary		—	2,877,204	2,877,204
Consumer staples		—	2,238,559	2,238,559
Distribution services		—	574,374	574,374
Energy		—	2,761,785	2,761,785
Financials		—	3,352,508	3,352,508
Health care services		—	2,400,930	2,400,930
Industrials		—	2,115,962	2,115,962
Information technology		—	2,659,976	2,659,976
Materials		—	784,284	784,284
Telecommunication services		—	1,149,604	1,149,604
Utilities		—	1,542,908	1,542,908
Total RAFI Enhanced Large Company Fund		—	22,638,897	22,638,897

		$237,076,684	$178,252,879	$415,329,563

Investments (at fair value) representing 5% or more of the net assets available for benefits as of December 29, 2012 and 2011 were as follows:

	2012	2011
AMCAP Fund (Class R-5)	$39,507,432	$34,794,349
American Balanced Fund (Class A)	—	52,424,484
Columbia Acorn Fund (Class A)	—	38,768,312
American Balanced Fund (Class R-5)	67,974,104	—
Columbia Acorn Fund (Class Z)	42,611,385	—
Loomis Sayles Investment Grade Bond Fund (Class Y)	28,312,105	23,230,499
Stable Value Fund	146,027,795	131,188,232
Thornburg International Value Fund	26,211,615	22,296,936

5.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle which is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables which could impact the future interest rates that are credited to the participant's accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yields earned by the Fund as of December 29, 2012 and 2011 are as follows:

Average yield for synthetic GICs	2012	2011
Based on actual earnings	1.52%	1.93%
Based on interest rate credited to participants	3.36%	3.84%

6.	Promissory Notes From Participants

Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
The interest rate applied to participant loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 10.5% for the fiscal years ended December 29, 2012 and 2011. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $6,843,000 and $6,257,000 were made from the Plan and loan principal repayments of approximately $5,907,000 and $5,525,000 were received by the Plan for the fiscal years ended December 29, 2012 and 2011, respectively. Interest on the promissory notes of approximately $539,000 and $500,000 was earned by the Plan for the fiscal years ended December 29, 2012 and 2011, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2012 and 2011

7.	Related Party Transactions

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for 2012 were $4,328,000 and $6,812,000, respectively, and purchases and sales proceeds for 2011 were $4,554,000 and $4,190,000, respectively.

8.	Plan Transfers

On December 16, 2010, the Company acquired TVC Communications, L.L.C and on April 5, 2011, the participant balances of the acquired company were transferred into the Plan. At that time, the TVC Communications, L.L.C. plan's net assets available for benefits of approximately $12,901,000 were transferred into the Plan.

As a result of the acquisition of the business of RS Electronics on January 3, 2012, approximately 100 participants were added to the Plan. These participants transferred assets of approximately $5,326,000 to the Plan on April 2, 2012.

9.	Subsequent Event

As a result of the acquisition of the business of Conney Safety Products, LLC on July 9, 2012, the participant balances of approximately $3,965,000 of the acquired company were transferred into the Plan in 2013.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMCAP FUND	AMCAP Fund (Class R-5)	$39,507,432
	AMERICAN FUNDS	American Balanced Fund (Class R-5)	67,974,104
	BARON FUNDS	Baron Small Cap Fund	5,313,779
	COLUMBIA MUTUAL FUNDS	Columbia Acorn Fund (Class Z)	42,611,385
	DIAMOND HILL FAMILY OF FUNDS	Diamond Hill Small Cap Fund	2,996,244
	LOOMIS SAYLES	Loomis Sayles Invest Grade Bond	28,312,105
	JP MORGAN	JP Morgan Mid Cap Value Fund	20,706,056
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)	17,145,276
	FRANKLIN TEMPLETON FUNDS	Templeton Global Bond Fund	5,170,597
	THORNBURG INTERNATIONAL	Thornburg International Value Fund	26,211,615
	Registered Investment Companies Total		255,948,593

	MANNING & NAPIER PRO-BLEND FUNDS	Manning & Napier Pro-Blend Conservative Term	5,652,723
	MANNING & NAPIER PRO-BLEND FUNDS	Manning & Napier Pro-Blend Extended Term	7,252,431
	MANNING & NAPIER PRO-BLEND FUNDS	Manning &Napier Pro-Blend Maximum Term	8,427,623
	MANNING & NAPIER PRO-BLEND FUNDS	Manning & Napier Pro-Blend Moderate Term	5,348,021
	Common Collective Trusts Total		26,680,798

*	WESCO INTERNATIONAL, INC.	WESCO International Pooled Stock Fund	18,242,229
	3M COMPANY	Common Stock	19,824
	ABBOTT LABS	Common Stock	9,019
	ABERDEEN ASIA	Pacific Income	7,740
	ADVANCED ENERGY INDUSTRIES	Common Stock	3,128
	AFLAC INC.	Common Stock	2,613
	AGL RESOURCES	Common Stock	39,680
	AGNICO EAGLE MINES LTD	Common Stock	11,656
	AGRIUM INC.	Common Stock	4,899
	ALASKA COMMUNICATIONS SYSTEMS GROUP INC.	Common Stock	990
	ALCATEL-LUCENT ADS	Common Stock	4,128
	ALCOA INC.	Common Stock	8,998
	ALLIANCE BERNSTEIN	Global High Income Fund	62,960
	ALLIANCE FINANCIAL CORP	Common Stock	7,693
	AMAZON.COM INC.	Common Stock	5,884
	AMERICAN BEACON FUNDS	Large Cap Value Fund	8,142
	AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS	Moderate Fund	52,218
	AMERICAN ELECTRIC POWER INC	Common Stock	42,210
	AMGEN INC.	Common Stock	8,524
	AMTECH SYSTEMS INC.	Common Stock	3,746
	ANCESTRY.COM INC.	Common Stock	2,884
	ANNALY CAPITAL MANAGEMENT INC.	Common Stock	4,203
	AOL INC.	Common Stock	1,854
	APOLLO COMMERCIAL REAL ESTATE	Common Stock	9,708
	APPLE INC.	Common Stock	226,263
	APPLIED MATERIALS INC.	Common Stock	1,092
	ARCHER DANIELS MIDLAND COMPANY	Common Stock	2,872
	ARTISAN FUNDS	International Investor Shrs	6,644
	ASTEX PHARMACEUTICALS	Common Stock	1,430
	AT&T INC	Common Stock	6,664
	ATLANTIC POWER CORPORATION	Common Stock	7,038
	AUTOMATIC DATA PROCESSING INC.	Common Stock	5,858
	AVON PROD INC	Common Stock	27,960
	BAIDU.COM INC.	Common Stock	3,564

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BAKER HUGHES INC.	Common Stock	7,587
	BANCO SANTANDER CEN-SPON-ADR	Common Stock	2,218
	BANK MONTREAL QUE COM	Common Stock	12,198
	BANK OF AMERICA CORP	Common Stock	5,339
	BAXTER INTERNATIONAL INC.	Common Stock	6,731
	BERKSHIRE HATHAWAY INC.	Common Stock	26,565
	BHP BILLITON LTP-SPON ADR	Common Stock	7,686
	BIOTIME INC.	Common Stock	88
	BLACKROCK KELSO CAPITAL CORP	Common Stock	9,850
	BOEING CO.	Common Stock	14,938
	BOFI HOLDING INC	Common Stock	81,150
	BP PLC - ADR	Common Stock	34,449
	BP PRUDHOE BAY ROYALTY TRUST	Common Stock	2,649
	BROOKFIELD INFRASTRUCTURE PARTNERS LP	Common Stock	30,250
	BUCKLE INC COM	Common Stock	1,716
	BUFFALO WILD WINGS INC	Common Stock	2,878
	CALUMET SPECIALTY PRODS PARTNERS LP	Common Stock	8,865
	CARDIUM THERAPEUTICS INC.	Common Stock	1,710
	CASH	Cash and cash equivalents	1,231,640
	CATERPILLAR INC.	Common Stock	15,262
	CBS CORP.	Common Stock	72,558
	CELGENE CORP.	Common Stock	23,319
	CELL THERAPEUTICS	Common Stock	130
	CEMEX SAB DE CV	Common Stock	11,306
	CENTRAL GOLDTRUST	Common Stock	18,519
	CENTURYLINK INC	Common Stock	1,928
	CHENIERE ENERGY INC	Common Stock	3,650
	CHEVRON CORP.	Common Stock	18,097
	CHIPOTLE MEXICAN GRILL INC	Common Stock	4,067
	CINEMARK HOLDINGS INC.	Common Stock	2,528
	CITIGROUP INC.	Common Stock	102,791
	CLEAN ENERGY FUELS CORP	Common Stock	3,621
	COACH INC	Common Stock	5,104
	COCA COLA COMPANY	Common Stock	93,882
	COHEN & STEERS	Real Estate Fund	3,961
	COLUMBIA	Value & Restructuring Fund - Class Z	5,008
	COLUMBIA	Global Bond Fund - Class R4	142,909
	COMCAST CORP.	Common Stock	7,042
	COMPASS MINERALS INTERNATIONAL	Common Stock	18,795
	CONSOLIDATED EDISON INC	Common Stock	35,704
	CORTEX BUSINESS SOLUTIONS	Common Stock	1,305
	CORPORATE EXECUTIVE BOARD	Common Stock	4,574
	COSTCO WHSL CORP.	Common Stock	34,327
	CREXUS INVESTMENT CORP	Common Stock	9,840
	CROSSTEX ENERGY INC	Common Stock	4,164
	CTS CORP.	Common Stock	1,016
	CUBIST PHARMACEUTICALS INC	Common Stock	8,320
	CUMMINS INC	Common Stock	1,481
	CVR PARTNERSLP	Common Stock	7,359
	DECKERS OUTDOOR CORP	Common Stock	1,517
	DEERE & CO	Common Stock	8,898
	DELSITE INC	Common Stock	1

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DEVON ENERGY CORPORATION	Common Stock	15,345
	DEX ONE CORP	Common Stock	179
	DGT HOLDINGS CORPORATION	Common Stock	106
	DIAGEO PLC	Common Stock	29,048
	DIREXION	ETF Trust Daily Financial Bear 3X	24,324
	DISCOVERY LABORATORIES INC.	Common Stock	414
	DOLBY LABORATORIES INC	Common Stock	5,796
	DODGE & COX FUNDS	Stock Fund	13,005
	DODGE & COX FUNDS	Income Fund	77,265
	DORCHESTER MINERALS LP	Common Stock	2,009
	DOW CHEMICAL	Common Stock	20,261
	DU PONT DE NEMOURS AND COMPANY	Common Stock	4,471
	DULUTH METALS LTD	Common Stock	9,641
	DYNAMIC MATERIALS CORP.	Common Stock	1,215
	E TRADE FINANCIAL CORP.	Common Stock	4,380
	EATON CORP.	Common Stock	79,104
	EBIX INC	Common Stock	1,579
	EFTS	Swiss Gold Shares	40,902
	EFTS	Physical Silver Shares	29,750
	EMERSON ELECTRIC CO	Common Stock	3,128
	ENERPLUS CORPORATION	Common Stock	7,224
	EOG RESOURCES INC	Common Stock	11,861
	EXCO RES INC	Common Stock	10,320
	EXELON CORPORATION	Common Stock	90,667
	EXIDE TECHNOLOGIES	Common Stock	16,850
	EXXON MOBIL CORP.	Common Stock	40,720
	FACEBOOK INC	Common Stock	19,382
	FEDERATED INVESTORS INC	Common Stock	2,778
	FIBERTOWER CORP.	Common Stock	22
	FIDELITY INVESTMENTS	Select Natural Resources Fund	37,448
	FIFTH STREET FINANCIAL CORP	Common Stock	9,681
	FIRST HORIZON NATIONAL CORP	Common Stock	3,209
	FIRST NIAGARA FINANCIAL GROUP	Common Stock	2,737
	FORD MOTOR COMPANY	Common Stock	26,075
	FOREST LABS INC	Common Stock	10,452
	FRANCESCA'S HOLDINGS CORP	Common Stock	4,984
	FREEPORT MCMORAN COPPER & GOLD INC.	Common Stock	26,512
	FUEL TECH INC	Common Stock	2,025
	GABELLI	Asset Fund	58,954
	GABELLI	Utilities Fund	49,275
	GENERAL ELECTRIC	Common Stock	100,463
	GENUINE PARTS CO	Common Stock	3,139
	GILEAD SCIENCES INC	Common Stock	7,238
	GLAXOSMITHKLINE PLC - ADR	Common Stock	2,594
	GOLDCORP INC.	Common Stock	3,559
	GOOGLE INC	Common Stock	7,000
	GREEN MOUNTAIN COFFEE INC	Common Stock	51,729
	GSV CAPITAL CORP	Common Stock	12,660
	HARBOR FUNDS	Bond Fund - Institutional Class	14,154
	HASBRO INC	Common Stock	2,825
	HAWAIIAN ELECTRIC IND. INC.	Common Stock	42,835
	HEADWATERS INC.	Common Stock	3,344

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HEALTHSTREAM INC	Common Stock	22,990
	HEWLETT PACKARD	Common Stock	2,736
	I SHARES	U.S Preferred Stock Index Fund	5,927
	I SHARES	Silver Trust	68,385
	I SHARES	TR Cohen & Steers Realty	6,991
	I SHARES	DJ Select Dividend Index Fund	5,641
	ICON FUNDS	Icon Healthcare Fund	57,700
	IGO INC.	Common Stock	3,138
	IMPALA PLATINUM HOLDINGS LTD - ADR	Common Stock	1,955
	INOVIO BIOMEDICAL CORP	Common Stock	728
	INTEGRAL TECHNOLOGIES INC	Common Stock	1,368
	INTEL CORP.	Common Stock	121,920
	INTERNATIONAL BUSINESS MACHINES CORP.	Common Stock	35,308
	INTERNATIONAL SPEEDWAY CORP.	Common Stock	4,847
	INTERPLAY ENTERTAINMENT	Common Stock	15
	INTUITIVE SURGICAL INC	Common Stock	2,398
	INVESCO VAN KAMPEN	Advantage Municipal Income Trust II	21,639
	IPATH	Dow Jones UBS Commodity Index Fund	4,130
	IVANHOE ENERGY INC.	Common Stock	70
	JANUS FUNDS	Contrarian Fund T Shares	14,569
	JANUS FUNDS	Enterprise Fund	11,457
	JANUS FUNDS	Overseas Fund	32,385
	JOHNSON & JOHNSON	Common Stock	6,948
	JP MORGAN	Alerian MLP Index Fund	5,309
	KELLOGG CO	Common Stock	5,533
	KERYX BIOPHARMACEUTICALS	Common Stock	510
	KINDER MORGAN ENERGY PARTNERS LP	Common Stock	19,558
	KINDER MORGAN INC	Common Stock	17,829
	KOKO PETROLEUM INC.	Common Stock	1
	KRAFT FOODS INC	Common Stock	1,560
	LIMELIGHT NETWORKS INC	Common Stock	6,660
	LINN ENERGY LLC	Common Stock	42,288
	LOCKHEED MARTIN CORP	Common Stock	7,307
	LOOMIS SAYLES	Global Bond Fund	406,320
	LOWES COMPANIES	Common Stock	17,490
	LULULEMON ATHLETICA INC	Common Stock	2,972
	MACY'S INC	Common Stock	7,472
	MANAGERS	Real Estate Securities Fund	11,233
	MANGUM HUNTER RESOURCES CORP	Common Stock	7,560
	MANNKIND CORP	Common Stock	520
	MARATHON OIL CORP	Common Stock	31
	MARINA BIOTECH INC.	Common Stock	26
	MARISCO	21st Century Mutual Fund	7,554
	MARKET VECTORS	Gold Miners ETF Fund	6,740
	MARSICO	Large Growth Fund	30,075
	MARVELL TECHNOLOGY GROUP	Common Stock	1,434
	MASCO CORP	Common Stock	48,120
	MASTERCARD INC	Common Stock	9,662
	MAXWELL TECHNOLOGIES INC	Common Stock	327
	MCDONALDS CORP	Common Stock	15,167
	MEDTRONIC INC	Common Stock	2,445
	MEMORIAL PRODUCTION PARTNERS	Common Stock	9,837

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MERCADOLIBRE INC	Common Stock	2,941
	MERCK & CO. INC	Common Stock	4,877
	MICROSOFT CORP.	Common Stock	16,164
	MOLSON COORS BREWING CO	Common Stock	12,599
	MONDELEZ INTERNATIONAL INC	Common Stock	2,689
	MONSANTO COMPANY	Common Stock	19,357
	MOSAIC CO.	Common Stock	5,466
	MYREXIS INC	Common Stock	834
	NACEL ENERGY CORP.	Common Stock	27
	NANOSPHERE INC	Common Stock	58,754
	NATIONAL GRID PLC	Common Stock	7,928
	NATIONAL OILWELL INC	Common Stock	13,176
	NESTLE SA SPONSORED ADR	Common Stock	6,534
	NETFLIX.COM INC	Common Stock	4,467
	NEUBERGER BERMAN	Genesis Trust Fund	12,715
	NEUBERGER BERMAN	Real Estate Fund	10,849
	NIKE INC	Common Stock	3,671
	NOKIA CORP.	Common Stock	1,238
	NORFOLK SOUTHERN CORP.	Common Stock	6,107
	NOVARTIS AG - ADR	Common Stock	3,774
	NRG ENERGY INC	Common Stock	4,111
	NUCOR CORP.	Common Stock	3,565
	OAKMARK FUNDS	Global Fund	13,631
	OILSANDS QUEST INC	Common Stock	11
	ORACLE CORPORATION	Common Stock	8,255
	PALOMAR MEDICAL TECHNOLOGIES INC	Common Stock	18,000
	PANERA BREAD COMPANY	Common Stock	5,959
	PAYCHEX INC.	Common Stock	7,720
	PEOPLE'S UNITED FINANCIAL INC	Common Stock	5,985
	PENGROWTH ENERGY CORPORATION	Common Stock	523
	PEPSICO INC	Common Stock	18,313
	PERMANENT PORTFOLIO	Mutual Fund	25,888
	PETROLOGISTS LP	Common Stock	2,606
	PETROLEO BRASILEIRO ADR	Common Stock	191
	PETROQUEST ENERGY INC.	Common Stock	2,410
	PFIZER INC.	Common Stock	12,151
	PHILIP MORRIS INTERNATIONAL INC.	Common Stock	37,193
	PIMCO	Unconstrained Bond	52,989
	PIMCO	Income Strategic Fund	9,706
	PIMCO	Total Return	2,229
	PLAINS EXPL & PRODUCTION CO	Common Stock	4,607
	POLYMET MINING CORP.	Common Stock	7,099
	POTASH CORP OF SASKATCHEWAN	Common Stock	26,312
	POWERSHARES	Agricultural Fund	6,173
	POWERSHARES	Oil Fund	25,077
	POWERSHARES	S&P 500 Low Vola	3,447
	PRICELINE COM INC	Common Stock	5,480
	PRIMERO MNG CORP	Common Stock	6,260
	PROCTER & GAMBLE CO	Common Stock	15,609
	PROSHARES TR	Ultrashort Lehman 20 Year Fund	14,276
	PROSPECT CAPITAL CORP	Common Stock	21,992
	QR ENERGY LP	Common Stock	3,272
	QUALCOMM INC.	Common Stock	9,097

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	QUESTAR MARKET RESOURCES INC	Common Stock	11,844
	RF MICRO-DEVICES	Common Stock	13,140
	ROYCE	Value	13,871
	ROYCE	Total Return Fund	18,880
	RS PARTNERS	Mutual Fund	5,304
	SANOFI CONTINGENT VALUE	Common Stock	1,690
	SANRIDGEMISSISSIPPIAN TRUST	Common Stock	8,125
	SCHWAB	Emerging Markets Fund	7,422
	SEADRILL LIMITED	Common Stock	25,075
	SEAGATE TECHNOLOGY	Common Stock	85,357
	SKYWORKS SOLUTIONS INC	Common Stock	298
	SOLARWINDS INC	Common Stock	97,698
	SOUTHERN CO	Common Stock	25,398
	SPDR	Dow Jones Industrial Average ETF Trust Fund	63,244
	SPDR	S&P Biotech	17,276
	SPDR	S&P Dividend Fund	12,033
	ST JOE COMPANY	Common Stock	14,950
	STARBUCKS CORP.	Common Stock	6,317
	STARWOOD PROPERTY TRUST, INC.	Common Stock	3,387
	STRYKER CORP.	Common Stock	6,207
	STW RESOURCES HOLDING CORP.	Common Stock	2,000
	SYSCO CORP.	Common Stock	13,877
	T. ROWE PRICE FUNDS	Balanced Fund	121,605
	T. ROWE PRICE FUNDS	Capital Appreciation Fund	150,944
	T. ROWE PRICE FUNDS	New Era Fund	113,368
	T. ROWE PRICE FUNDS	Growth Stock Fund	28,764
	T. ROWE PRICE FUNDS	Spectrum International Fund	18,868
	T. ROWE PRICE FUNDS	Dividend Growth Fund	6,112
	TASEKO MINES LTD	Common Stock	3,000
	TESCO PLC - ADR	Common Stock	4,391
	TG THERAPEUTICS INC	Common Stock	7
	THIRD AVENUE	Value Fund	18,531
	THL CREDIT INC	Business Development Company	10,087
	TIME WARNER CABLE INC.	Common Stock	80,046
	TIME WARNER INC.	Common Stock	32,804
	TOQUEVILLE	Gold Fund	9,159
	TOTAL SA	Common Stock	3,086
	TRANSOCEAN LTD	Common Stock	3,054
	TRAVELERS COMPANIES, INC	Common Stock	7,125
	UIL HOLDINGS CORP	Common Stock	52,756
	UNIGENE LABS INC.	Common Stock	570
	UNILEVER PLC - ADR	Common Stock	2,681
	UNION PACIFIC CORP	Common Stock	24,708
	UNITED-GUARDIAN INC	Common Stock	3,814
	US BANCORP DEL NEW	Common Stock	3,168
	VALEANT PHARMACEUTICALS INTL.	Common Stock	10,478
	VANGUARD FUNDS	Wellesley Income Fund	32,377
	VANGUARD FUNDS	Dividend Appreciation Fund	52,860
	VANGUARD FUNDS	Dividend Growth Fund	6,919
	VANGUARD FUNDS	REIT Index Fund	7,733
	VANGUARD FUNDS	Small Cap Index Fund	7,709
	VANGUARD FUNDS	Small Cap Value Index Fund	7,775

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	VANGUARD FUNDS	Windsor II Fund	59,224
	VANGUARD FUNDS	Value Index Fund	16,489
	VANGUARD FUNDS	500 Index Investor Fund	15,164
	VANGUARD FUNDS	Total Bond Market Index Fund	11,927
	VANGUARD FUNDS	Short-term Investment	13,728
	VANGUARD FUNDS	Global Ex US Real Estate Fund	16,257
	VANGUARD FUNDS	Total International Stock Index Fund	16,937
	VANGUARD NATURAL RESOURCES LLC	Common Stock	18,136
	VECIMA NETWORKS INC	Common Stock	5
	VECIMA ENVIRONMENT ADR	Common Stock	1,774
	VELATEL GLOBAL COMMUNICATIONS	Common Stock	3
	VERIZON COMMUNICATIONS	Common Stock	10,725
	VIACOM INC.	Common Stock	90,773
	VISA INC	Common Stock	11,149
	VODAFONE GROUP PLC NEW ADR	Common Stock	15,256
	VULCAN MATERIALS CO	Common Stock	10,663
	WALGREEN CO	Common Stock	7,307
	WALMART STORES INC	Common Stock	7,437
	WASTE MANAGEMENT INC	Common Stock	3,346
	WELLS FARGO & CO	Common Stock	109,190
	WESTERN ASSET MORTGAGE CAPITAL	Common Stock	88,515
	WESTERN ASSET MORTGAGE CAPITAL	High Income Fund	62,827
	WESTPORT INNOVATIONS INC	Common Stock	2,333
	WINDSTREAM CORP	Common Stock	24,900
	WISDOMTREE	Emerging Markets Equity Income	19,673
	XCEL ENERGY INC	Common Stock	28,717
	XYLEM INC	Common Stock	2,679
	ZIOPHARM ONCOLOGY INC	Common Stock	13,893
	Stock Funds and Self-Directed
	Accounts Total		25,716,451

	Institutional Enhanced Index Fixed
	Income Fund	Common Collective Trust	146,027,795
	Stable Value Fund Total		146,027,795

	CASH	Cash and Cash Equivalents	(222,932)
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	27,788
	WELLS FARGO ADVANTAGE HERITAGE MONEY MARKET FUND	Cash and Cash Equivalents	391,696
	3M CO	Common Stock	104,720
	ABBOTT LABORATORIES	Common Stock	137,343
	ABERCROMBIE & FITCH CO-CL A	Common Stock	19,448
	ACCENTURE PLC-CL A	Common Stock	42,285
	ACE LTD	Common Stock	69,336
	ACTIVISION BLIZZARD INC	Common Stock	3,906
	ADOBE SYSTEMS INC	Common Stock	4,613
	ADVANCE AUTO PARTS INC	Common Stock	6,507
	ADVANCED MICRO DEVICES INC	Common Stock	12,107
	AECOM TECHNOLOGY CORP	Common Stock	12,185
	AEROPOSTALE	Common Stock	3,409
	AES CORP	Common Stock	33,033
	AETNA INC	Common Stock	56,084

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AFFILIATED MANAGERS GROUP	Common Stock	4,088
	AFLAC INC	Common Stock	53,556
	AGCO CORP	Common Stock	14,517
	AGILENT TECHNOLOGIES INC	Common Stock	7,090
	AGL RESOURCES INC	Common Stock	21,626
	AIR PRODUCTS & CHEMICALS INC	Common Stock	24,136
	AIRGAS INC COM	Common Stock	8,890
	ALASKA AIR GROUP INC	Common Stock	14,272
	ALCOA INC	Common Stock	50,924
	ALERE INC	Common Stock	4,795
	ALLEGHANY CORP	Common Stock	6,635
	ALLEGHENY TECHNOLOGIES INC	Common Stock	4,317
	ALLERGAN INC	Common Stock	3,785
	ALLIANCE DATA SYSTEMS CORP	Common Stock	6,625
	ALLIANT ENERGY CORP	Common Stock	10,759
	ALLIANT TECHSYSTEMS INC	Common Stock	15,570
	ALLSTATE CORP	Common Stock	103,955
	ALPHA NAT RES INC	Common Stock	10,725
	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	5,986
	ALTRIA GROUP INC	Common Stock	164,389
	AMAZON.COM INC	Common Stock	14,220
	AMDOCS LTD	Common Stock	5,277
	AMEDISYS INC	Common Stock	20,242
	AMEREN CORPORATION	Common Stock	39,477
	AMERICAN EAGLE OUTFITTERS	Common Stock	19,155
	AMERICAN ELECTRIC POWER	Common Stock	53,902
	AMERICAN EQUITY INVT LIFE HL	Common Stock	15,953
	AMERICAN EXPRESS CO	Common Stock	123,541
	AMERICAN FINANCIAL GROUP INC	Common Stock	21,510
	AMERICAN GREETINGS CORP-CL A	Common Stock	14,968
	AMERICAN INTERNATIONAL GROUP	Common Stock	17,774
	AMERICAN NATIONAL INS CO	Common Stock	4,895
	AMERICAN TOWER SYSTEMS CORP CLASS A	Common Stock	9,790
	AMERICAN WATER WORKS CO INC	Common Stock	8,156
	AMERIPRISE FINANCIAL INC	Common Stock	30,535
	AMERISOURCEBERGEN CORP	Common Stock	20,554
	AMERISTAR CASINOS INC COM	Common Stock	7,193
	AMGEN INC	Common Stock	61,969
	AMKOR TECHNOLOGY INC	Common Stock	11,894
	ANADARKO PETROLEUM CORP	Common Stock	38,397
	ANALOG DEVICES INC	Common Stock	16,714
	ANIXTER INTERNATIONAL INC	Common Stock	8,016
	ANN INC	Common Stock	15,867
	ANSYS INC	Common Stock	5,092
	AOL INC	Common Stock	33,136
	APACHE CORP	Common Stock	28,046
	APARTMENT INVT & MGMT CO -A	Common Stock	10,490
	APOLLO GROUP INC-CL A	Common Stock	14,527
	APPLE INC	Common Stock	207,403
	APPLIED INDUSTRIAL TECHNOLOGIES INC	Common Stock	9,893
	APPLIED MATERIALS INC	Common Stock	26,821
	APTARGROUP INC COM	Common Stock	4,403

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AQUA AMERICA INC	Common Stock	11,948
	ARCH COAL INC	Common Stock	8,094
	ARCHER-DANIELS-MIDLAND CO	Common Stock	22,189
	ARMSTRONG WORLD INDUSTRIES	Common Stock	9,211
	ARRIS GROUP INC	Common Stock	5,936
	ARROW ELECTRONICS INC	Common Stock	24,988
	ASHLAND INC	Common Stock	18,184
	ASSOCIATED BANC-CORP	Common Stock	8,339
	ASSURANT INC	Common Stock	23,667
	ASTORIA FINANCIAL CORP	Common Stock	13,006
	AT&T INC	Common Stock	610,456
	ATLAS AIR WORLDWIDE HOLDINGS	Common Stock	4,952
	ATMOS ENERGY CORP	Common Stock	16,734
	AUTODESK INC	Common Stock	6,368
	AUTOMATIC DATA PROCESSING	Common Stock	59,991
	AUTOZONE INC	Common Stock	3,137
	AVERY DENNISON CORP	Common Stock	20,193
	AVIS BUDGET GROUP INC	Common Stock	39,768
	AVISTA CORP	Common Stock	8,990
	AVNET INC	Common Stock	17,089
	AVON PRODUCTS INC	Common Stock	26,995
	BAKER HUGHES INC	Common Stock	15,333
	BANCORPSOUTH INC	Common Stock	5,464
	BANK OF AMERICA CORP	Common Stock	514,585
	BANK OF HAWAII CORP	Common Stock	15,164
	BANK OF NEW YORK MELLON CORP	Common Stock	67,153
	BARD C R INC	Common Stock	7,199
	BARNES & NOBLE INC	Common Stock	10,269
	BARRET BILL CORP	Common Stock	5,296
	BAXTER INTERNATIONAL INC	Common Stock	64,016
	BB&T CORP	Common Stock	42,208
	BEAM INC	Common Stock	16,514
	BECTON DICKINSON AND CO	Common Stock	25,058
	BED BATH & BEYOND INC	Common Stock	18,175
	BELDEN INC	Common Stock	5,754
	BEMIS COMPANY	Common Stock	11,851
	BENCHMARK ELECTRONICS INC	Common Stock	9,321
	BERKLEY WR CORP	Common Stock	7,108
	BERKSHIRE HATHAWAY INC	Common Stock	243,955
	BEST BUY CO INC	Common Stock	32,685
	BIG LOTS INC	Common Stock	8,769
	BIOGEN IDEC INC	Common Stock	3,797
	BLACK HILLS CORP	Common Stock	2,682
	BLACKROCK INC	Common Stock	23,723
	BLOCK H&R INC	Common Stock	14,884
	BMC SOFTWARE INC	Common Stock	5,894
	BOEING CO/THE	Common Stock	95,678
	BORG WARNER INC	Common Stock	6,795
	BOSTON PROPERTIES INC	Common Stock	9,130
	BOSTON SCIENTIFIC CORP	Common Stock	37,832
	BOYD GAMING CORP	Common Stock	10,350
	BRIGGS & STRATTON	Common Stock	10,908

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	BRINKER INTERNATIONAL INC	Common Stock	14,071
	BRINK'S CO/THE	Common Stock	9,825
	BRISTOL-MYERS SQUIBB CO	Common Stock	101,952
	BROADCOM CORP-CL A	Common Stock	12,180
	BROADRIDGE FINANCIAL SOLUTIO	Common Stock	4,198
	BROCADE COMMUNICATION SYSTEMS	Common Stock	6,378
	BROWN SHOE COMPANY INC	Common Stock	10,083
	BRUNSWICK CORP	Common Stock	5,443
	BUNGE LTD	Common Stock	16,054
	C.H. ROBINSON WORLDWIDE INC	Common Stock	8,204
	CA INC	Common Stock	13,662
	CABLEVISION SYSTEMS	Common Stock	15,658
	CABOT CORP	Common Stock	7,948
	CABOT OIL & GAS CORP	Common Stock	4,785
	CACI INTERNATIONAL INC -CL A	Common Stock	7,991
	CAESARS ENTERTAINMENT CORP	Common Stock	4,684
	CALPINE CORP	Common Stock	17,502
	CAMERON INTERNATIONAL CORP	Common Stock	17,175
	CAMPBELL SOUP CO	Common Stock	31,622
	CAPITAL ONE FINANCIAL CORP	Common Stock	71,832
	CAPITALSOURCE INC	Common Stock	6,582
	CARDINAL HEALTH INC	Common Stock	39,539
	CAREER EDUCATION CORP	Common Stock	7,451
	CAREFUSION CORP	Common Stock	18,194
	CARLISLE COS INC	Common Stock	3,365
	CARMAX INC	Common Stock	5,504
	CARNIVAL CORP	Common Stock	10,881
	CARPENTER TECHNOLOGY	Common Stock	5,116
	CARTER HOLDINGS	Common Stock	4,502
	CASEY'S GENERAL STORES INC	Common Stock	5,836
	CATERPILLAR INC	Common Stock	65,108
	CB RICHARD ELLIS GROUP INC-A	Common Stock	7,019
	CBS CORP-CLASS B NON VOTING	Common Stock	75,579
	CELANESE CORP-SERIES A	Common Stock	3,636
	CELGENE CORP	Common Stock	7,773
	CENTENE CORP	Common Stock	6,886
	CENTERPOINT ENERGY INC	Common Stock	23,826
	CENTURYLINK INC	Common Stock	32,468
	CERNER CORP COM	Common Stock	2,587
	CH ENERGY GROUP INC	Common Stock	6,381
	CHARTER COMMUNICATIONS INC	Common Stock	9,860
	CHEESECAKE FACTORY INC/THE	Common Stock	7,575
	CHESAPEAKE ENERGY CORP	Common Stock	31,828
	CHEVRON CORP	Common Stock	502,976
	CHILDREN'S PLACE	Common Stock	10,443
	CHUBB CORP	Common Stock	63,240
	CIGNA CORP	Common Stock	28,011
	CIMAREX ENERGY CO	Common Stock	1,971
	CINCINNATI BELL, INC	Common Stock	14,942
	CINCINNATI FINANCIAL CORP	Common Stock	32,545
	CINTAS CORP	Common Stock	11,537
	CISCO SYSTEMS INC	Common Stock	127,394

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CITIGROUP INC	Common Stock	298,119
	CITRIX SYSTEMS INC	Common Stock	4,244
	CITY NATIONAL CORP	Common Stock	6,013
	CLIFFS NAT RES INC	Common Stock	2,277
	CLOROX COMPANY	Common Stock	13,733
	CLOUD PEAK ENERGY INC	Common Stock	4,204
	CME GROUP INC	Common Stock	36,686
	CMS ENERGY CORP	Common Stock	12,362
	CNO FINANCIAL GROUP INC	Common Stock	32,270
	COACH INC	Common Stock	4,996
	COCA-COLA CO/THE	Common Stock	186,720
	COCA-COLA ENTERPRISES	Common Stock	40,927
	COGNIZANT TECH SOLUTIONS CRP	Common Stock	7,014
	COLGATE-PALMOLIVE CO	Common Stock	61,696
	COMCAST CORP-CLASS A	Common Stock	133,883
	COMERICA INC	Common Stock	19,343
	COMMERCIAL METALS CO	Common Stock	10,505
	COMMUNITY HEALTH SYSTEMS INC	Common Stock	28,742
	COMPUTER SCIENCES CORP	Common Stock	55,242
	COMPUWARE CORP	Common Stock	4,280
	COMSTOCK RESOURCES	Common Stock	4,398
	COMTECH TELECOMMUNICATIONS	Common Stock	5,518
	COMVERSE INC	Common Stock	2,128
	COMVERSE TECHNOLOGY	Common Stock	2,968
	CONAGRA FOODS INC	Common Stock	36,763
	CONOCOPHILLIPS	Common Stock	281,241
	CONSOL ENERGY INC	Common Stock	1,747
	CONSOLIDATED EDISON INC	Common Stock	42,900
	CONSTELLATION BRANDS INC-A	Common Stock	7,115
	CONVERGYS CORP	Common Stock	8,784
	CON-WAY INC	Common Stock	8,388
	COOPER TIRE & RUBBER CO	Common Stock	6,902
	CORELOGIC INC	Common Stock	19,082
	CORNING INC	Common Stock	10,861
	COSTCO WHOLESALE CORP	Common Stock	58,861
	COVANCE INC	Common Stock	7,313
	COVANTA HOLDING CORP	Common Stock	7,778
	COVENTRY HEALTH CARE INC	Common Stock	34,397
	COVIDIEN PLC	Common Stock	29,338
	CRACKER BARREL OLD COUNTRY	Common Stock	5,536
	CRANE CO	Common Stock	5,638
	CROWN HOLDINGS INC	Common Stock	8,806
	CSX CORP	Common Stock	31,243
	CULLEN/FROST BANKERS INC	Common Stock	6,057
	CUMMINS INC	Common Stock	12,910
	CURTISS WRIGHT CORP	Common Stock	4,384
	CVS CAREMARK CORP	Common Stock	107,820
	CYTEC INDUSTRIES INC	Common Stock	6,816
	DANA HOLDING CORP	Common Stock	6,368
	DANAHER CORP	Common Stock	12,545
	DARDEN RESTAURANTS INC COM	Common Stock	11,732
	DAVITA INC	Common Stock	5,268

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	DEAN FOODS CO	Common Stock	25,405
	DEERE & CO	Common Stock	31,199
	DELL INC	Common Stock	55,832
	DELTA AIR LINES INC	Common Stock	32,292
	DELUXE CORP	Common Stock	3,386
	DENTSPLY INTL INC	Common Stock	4,291
	DEVON ENERGY CORPORATION	Common Stock	34,117
	DIAMOND OFFSHORE DRILLING INC	Common Stock	8,874
	DICK'S SPORTING GOODS INC	Common Stock	4,775
	DIEBOLD INC	Common Stock	5,225
	DIGITALGLOBE INC	Common Stock	7,988
	DILLARDS INC-CL A	Common Stock	13,278
	DISCOVER FINANCIAL SERVICES	Common Stock	15,918
	DISH NETWORK CORP-A	Common Stock	13,889
	DOLLAR TREE INC	Common Stock	6,494
	DOMINION RESOURCES INC/VA	Common Stock	69,929
	DOMINO'S PIZZA INC	Common Stock	22,892
	DONNELLEY RR & SONS CO	Common Stock	30,214
	DOVER CORP	Common Stock	13,669
	DOW CHEMICAL CO/THE	Common Stock	35,351
	DR HORTON INC	Common Stock	16,277
	DR PEPPER SNAPPLE GROUP INC	Common Stock	17,903
	DRESSER-RAND GROUP INC	Common Stock	5,123
	DTE ENERGY COMPANY	Common Stock	35,171
	DU PONT (E.I.) DE NEMOURS	Common Stock	65,545
	DUKE ENERGY CORP	Common Stock	70,130
	E*TRADE FINANCIAL GROUP	Common Stock	16,609
	EARTHLINK INC	Common Stock	5,002
	EAST WEST BANCORP INC	Common Stock	4,026
	EASTMAN CHEMICAL CO	Common Stock	14,201
	EATON CORP	Common Stock	23,519
	EBAY INC	Common Stock	27,296
	ECOLAB INC	Common Stock	13,024
	EDISON INTERNATIONAL	Common Stock	61,559
	ELECTRONIC ARTS INC	Common Stock	14,171
	ELI LILLY & CO	Common Stock	109,690
	EMC CORP/MASS	Common Stock	45,240
	EMCOR GROUP INC	Common Stock	15,561
	EMERSON ELECTRIC CO	Common Stock	72,579
	ENDO PHARMACEUTICAL HOLDINGS INC	Common Stock	5,325
	ENERGEN CORP	Common Stock	5,136
	ENERGIZER HLDGS INC COM	Common Stock	11,333
	ENTERGY CORP	Common Stock	56,823
	EOG RESOURCES INC	Common Stock	14,233
	EQT CORPORATION	Common Stock	4,999
	EXELIS INC	Common Stock	14,484
	EXELON CORP	Common Stock	98,368
	EXIDE TECHNOLOGIES	Common Stock	6,858
	EXPEDIA INC	Common Stock	10,329
	EXPEDITORS INTL WASH INC	Common Stock	5,815
	EXPRESS SCRIPTS INC	Common Stock	15,561
	EXTERRAN HOLDINGS INC	Common Stock	17,004

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	EXXON MOBIL CORP	Common Stock	776,538
	FEDERATED INVESTORS INC	Common Stock	11,428
	FEDEX CORP	Common Stock	28,563
	FIDELITY NATIONAL FINL-A	Common Stock	19,889
	FIFTH & PACIFIC CO INC	Common Stock	11,815
	FIFTH THIRD BANCORP	Common Stock	38,374
	FIRST HORIZON NATIONAL GRP	Common Stock	12,476
	FIRST NIAGARA FINANCIAL GRP	Common Stock	4,016
	FIRST SOLAR INC	Common Stock	8,135
	FIRSTENERGY CORP	Common Stock	49,334
	FIRSTMERIT CORP	Common Stock	9,319
	FISERV INC	Common Stock	9,501
	FLIR SYS INC	Common Stock	3,424
	FLOWSERVE CORP	Common Stock	7,714
	FLUOR CORP	Common Stock	14,308
	FMC TECHNOLOGIES INC	Common Stock	6,285
	FOOT LOCKER INC	Common Stock	14,914
	FORD MOTOR CO	Common Stock	51,300
	FOREST LABORATORIES INC	Common Stock	26,478
	FOREST OIL CORP	Common Stock	8,447
	FOSSIL INC	Common Stock	6,162
	FRANKLIN RESOURCES INC	Common Stock	24,807
	FREEPORT-MCMORAN COPPER	Common Stock	38,343
	FRONTIER COMMUNICATIONS CORP	Common Stock	27,361
	FTI CONSULTING INC	Common Stock	6,240
	FULTON FINANCIAL CORP	Common Stock	10,913
	GALLAGHER ARTHUR J & CO	Common Stock	13,133
	GAMESTOP CORP-CLASS A	Common Stock	32,821
	GANNETT CO	Common Stock	35,326
	GAP INC/THE	Common Stock	28,330
	GATX CORP	Common Stock	6,762
	GENERAL CABLE CORP	Common Stock	12,101
	GENERAL DYNAMICS CORP	Common Stock	67,744
	GENERAL ELECTRIC CO	Common Stock	459,450
	GENERAL MILLS INC	Common Stock	27,161
	GENERAL MOTORS	Common Stock	44,449
	GENESCO INC	Common Stock	6,384
	GENUINE PARTS CO	Common Stock	24,421
	GENWORTH FINANCIAL INC-CL A	Common Stock	65,182
	GILEAD SCIENCES INC	Common Stock	12,811
	GOLDMAN SACHS GROUP INC	Common Stock	137,444
	GOODYEAR TIRE & RUBBER CO	Common Stock	35,325
	GOOGLE INC-CL A	Common Stock	55,301
	GREAT PLAINS ENERGY INC	Common Stock	9,810
	GUESS INC	Common Stock	4,713
	HALLIBURTON CO	Common Stock	29,827
	HANESBRANDS INC	Common Stock	9,445
	HANOVER INSURANCE GROUP INC/	Common Stock	8,370
	HARLEY-DAVIDSON INC	Common Stock	7,280
	HARMAN INTL INDS INC	Common Stock	5,068
	HARRIS CORP	Common Stock	7,778
	HARSCO CORP	Common Stock	11,893

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	HARTFORD FINANCIAL SVCS GRP	Common Stock	75,964
	HASBRO INC	Common Stock	5,861
	HAWAIIAN ELECTRIC INDS	Common Stock	10,226
	HCA HOLDINGS INC	Common Stock	39,755
	HCC INSURANCE HOLDINGS INC	Common Stock	8,751
	HEALTH MGMT ASSOCIATES INC-A	Common Stock	13,512
	HEALTH NET INC	Common Stock	18,227
	HEALTHSOUTH REHABILITATION CORPORATION	Common Stock	5,276
	HEINZ H J CO	Common Stock	21,057
	HELIX ENERGY SOLUTIONS GROUP	Common Stock	13,293
	HELMERICH & PAYNE INC	Common Stock	8,184
	HERTZ GLOBAL HOLDINGS INC	Common Stock	25,897
	HESS CORP	Common Stock	48,408
	HEWLETT-PACKARD CO	Common Stock	134,447
	HILL-ROM HOLDINGS INC	Common Stock	2,142
	HILLSHIRE BRANDS	Common Stock	21,222
	HNI CORP	Common Stock	8,297
	HOLOGIC INC	Common Stock	3,026
	HOME DEPOT INC	Common Stock	110,929
	HONEYWELL INTERNATIONAL INC	Common Stock	83,935
	HORMEL FOODS CORP	Common Stock	9,695
	HOSPIRA INC	Common Stock	4,143
	HOST HOTELS & RESORTS INC	Common Stock	3,937
	HSN INC	Common Stock	2,545
	HUDSON CITY BANCORP INC	Common Stock	25,953
	HUMANA INC	Common Stock	39,831
	HUNTINGTON BANCSHARES INC	Common Stock	16,108
	HUNTINGTON INGALLS INDUSTRIES	Common Stock	6,532
	HUNTSMAN CORP	Common Stock	8,122
	IAC INTERACTIVE CORP	Common Stock	5,178
	ILLINOIS TOOL WORKS	Common Stock	26,169
	INGERSOLL-RAND PLC	Common Stock	32,253
	INGRAM MICRO INC-CL A	Common Stock	35,660
	INGREDION INC	Common Stock	6,966
	INSIGHT ENTERPRISES INC	Common Stock	4,887
	INTEGRYS ENERGY GROUP INC	Common Stock	14,141
	INTEL CORP	Common Stock	140,113
	INTERACTIVE BROKERS GRO-CL A	Common Stock	5,234
	INTERCONTINENTALEXCHANGE INC	Common Stock	7,667
	INTERNATIONAL PAPER CO	Common Stock	54,902
	INTERPUBLIC GROUP OF COS INC	Common Stock	14,866
	INTERSIL CORP	Common Stock	15,503
	INTL BANCSHARES CORP	Common Stock	4,429
	INTL BUSINESS MACHINES CORP	Common Stock	344,921
	INTL FLAVORS & FRAGRANCES	Common Stock	9,168
	INTL GAME TECHNOLOGY	Common Stock	8,204
	INTUIT INC	Common Stock	8,900
	INVESCO LTD	Common Stock	10,235
	IRON MOUNTAIN INC	Common Stock	2,823
	ITT CORP	Common Stock	24,935
	ITT EDUCATIONAL SERVICES	Common Stock	4,048
	JABIL CIRCUIT INC	Common Stock	9,882

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	JACK IN THE BOX INC	Common Stock	11,076
	JACOBS ENGINEERING GROUP INC	Common Stock	22,659
	JANUS CAP GROUP	Common Stock	5,428
	JETBLUE AIRWAYS CORP	Common Stock	10,736
	JM SMUCKER CO	Common Stock	8,610
	JOHNSON & JOHNSON	Common Stock	362,686
	JOHNSON CONTROLS INC	Common Stock	39,143
	JONES GROUP INC/THE	Common Stock	12,926
	JONES LANG LASALLE INC	Common Stock	4,857
	JOY GLOBAL INC	Common Stock	3,627
	JPMORGAN CHASE & CO	Common Stock	385,052
	JUNIPER NETWORKS INC	Common Stock	15,330
	KB HOME	Common Stock	9,360
	KBR INC	Common Stock	11,551
	KELLOGG CO	Common Stock	30,653
	KEMPER CORP	Common Stock	13,171
	KENNAMETAL INC	Common Stock	7,022
	KEYCORP	Common Stock	35,137
	KIMBERLY-CLARK CORP	Common Stock	30,924
	KINDRED HEALTHCARE INC	Common Stock	9,358
	KLA-TENCOR CORPORATION	Common Stock	2,586
	KNIGHT CAP GROUP	Common Stock	6,830
	KOHLS CORP	Common Stock	28,920
	KROGER CO	Common Stock	87,389
	L-3 COMMUNICATIONS HOLDINGS	Common Stock	27,331
	LACLEDE GROUP INC/THE	Common Stock	8,709
	LAMAR ADVERTISING	Common Stock	7,340
	LEAP WIRELESS	Common Stock	13,012
	LEAR CORP	Common Stock	17,691
	LEGG MASON INC	Common Stock	16,869
	LEGGETT & PLATT INC	Common Stock	10,840
	LENNOX INTERNATIONAL INC	Common Stock	3,699
	LEVEL 3 COMMUNICATIONS INC	Common Stock	3,426
	LEXMARK INTERNATIONAL INC-A	Common Stock	20,594
	LIBERTY GLOBAL INC-A	Common Stock	25,338
	LIBERTY INTERACTIVE CORP-A	Common Stock	26,178
	LIFE TECHNOLOGIES CORP	Common Stock	4,406
	LIFEPOINT HOSP	Common Stock	4,998
	LIMITED BRANDS INC	Common Stock	12,118
	LINCOLN ELECTRIC HOLDINGS	Common Stock	7,765
	LINCOLN NATIONAL CORP	Common Stock	50,637
	LINEAR TECHNOLOGY CORP	Common Stock	4,326
	LOCKHEED MARTIN CORP	Common Stock	86,499
	LOEWS CORP	Common Stock	38,452
	LORILLARD INC	Common Stock	35,528
	LOWE'S COS INC	Common Stock	88,185
	LSI CORPORATION	Common Stock	7,799
	M& T BANK CORP	Common Stock	27,509
	MACY'S INC	Common Stock	57,796
	MAGELLAN HEALTH SERVICES INC	Common Stock	12,627
	MANITOWOC COMPANY INC	Common Stock	4,094
	MANPOWERGROUP	Common Stock	25,402

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MARATHON OIL CORP	Common Stock	96,614
	MARATHON PETROLEUM CORP	Common Stock	26,277
	MARKEL CORP	Common Stock	2,998
	MARRIOTT INTERNATIONAL-CL A	Common Stock	11,309
	MARSH & MCLENNAN COS	Common Stock	28,993
	MASCO CORP	Common Stock	38,095
	MASTERCARD INC-CLASS A	Common Stock	8,695
	MATTEL INC	Common Stock	31,432
	MAXIM INTEGRATED PRODUCTS	Common Stock	20,106
	MCCORMICK & CO INC NON VOTING	Common Stock	10,962
	MCDERMOTT INTL INC	Common Stock	10,656
	MCDONALD'S CORP	Common Stock	105,008
	MCGRAW-HILL COMPANIES INC	Common Stock	42,211
	MCKESSON CORP	Common Stock	44,301
	MDU RESOURCES GROUP INC	Common Stock	15,187
	MEAD JOHNSON NUTRITION CO	Common Stock	7,032
	MEADWESTVACO CORP	Common Stock	21,935
	MEDTRONIC INC	Common Stock	51,508
	MEMC ELECTRIC MATERIALS	Common Stock	24,621
	MERCK & CO. INC.	Common Stock	125,374
	MERCURY GENERAL CORP	Common Stock	12,360
	MEREDITH CORP	Common Stock	10,399
	METLIFE INC	Common Stock	78,965
	METROPCS COMMUNICATIONS INC	Common Stock	12,213
	METTLER-TOLEDO INTERNATIONAL	Common Stock	4,903
	MGIC INVESTMENT CORP	Common Stock	6,726
	MGM RESORTS INTERNATIONAL	Common Stock	8,412
	MICRO SYS INC	Common Stock	2,820
	MICROCHIP TECHNOLOGY INC	Common Stock	10,757
	MICRON TECHNOLOGY INC	Common Stock	22,417
	MICROSOFT CORP	Common Stock	285,944
	MOHAWK INDUSTRIES INC	Common Stock	13,237
	MOLEX INC	Common Stock	5,229
	MOLSON COORS BREWING CO -B	Common Stock	11,318
	MONDELEZ INTERNATIONAL INC	Common Stock	103,389
	MONSANTO CO	Common Stock	50,356
	MONSTER WORLDWIDE INC	Common Stock	4,167
	MOODY'S CORP	Common Stock	8,905
	MORGAN STANLEY	Common Stock	96,414
	MOSAIC CO/THE	Common Stock	7,233
	MOTOROLA SOLUTIONS INC	Common Stock	52,674
	MUELLER INDUSTRIES INC	Common Stock	7,044
	MURPHY OIL CORP	Common Stock	22,515
	NASDAQ OMX GROUP/THE	Common Stock	11,922
	NATIONAL FUEL GAS CO	Common Stock	5,979
	NATIONAL OILWELL VARCO INC	Common Stock	30,898
	NAVISTAR INTERNATIONAL CORP	Common Stock	16,703
	NCR CORPORATION	Common Stock	14,769
	NETAPP INC	Common Stock	6,269
	NETFLIX.COM INC	Common Stock	3,752
	NEW JERSEY RESOURCES CORP	Common Stock	4,567
	NEW YORK COMMUNITY BANCORP	Common Stock	11,012

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NEW YORK TIMES CO-A	Common Stock	13,571
	NEWELL RUBBERMAID INC	Common Stock	14,925
	NEWFIELD EXPL CO	Common Stock	7,814
	NEWMONT MINING CORP	Common Stock	13,689
	NEWS CORP-CL A	Common Stock	72,723
	NEXTERA ENERGY INC	Common Stock	52,007
	NIELSEN HOLDINGS B.V.	Common Stock	8,110
	NII HOLDINGS INC	Common Stock	19,181
	NIKE INC -CL B	Common Stock	24,067
	NISOURCE INC	Common Stock	25,591
	NOBLE ENERGY INC	Common Stock	16,716
	NORDSTROM INC	Common Stock	12,205
	NORFOLK SOUTHERN CORP	Common Stock	35,176
	NORTHEAST UTILITIES	Common Stock	21,219
	NORTHERN TRUST CORP	Common Stock	21,727
	NORTHROP GRUMMAN CORP	Common Stock	73,035
	NORTHWESTERN CORP	Common Stock	7,973
	NRG ENERGY INC	Common Stock	73,553
	NUANCE COMMUNICATIONS INC	Common Stock	6,233
	NUCOR CORP	Common Stock	22,239
	NV ENERGY INC	Common Stock	17,513
	NVIDIA CORP	Common Stock	2,517
	NVR INC	Common Stock	11,190
	NYSE EURONEXT	Common Stock	25,778
	OCCIDENTAL PETROLEUM CORP	Common Stock	85,707
	OFFICE DEPOT INC	Common Stock	40,208
	OFFICEMAX INC	Common Stock	34,085
	OGE ENERGY CORP	Common Stock	7,445
	OLD REPUBLIC INTL CORP	Common Stock	11,646
	OLIN CORP	Common Stock	7,094
	OM GROUP INC	Common Stock	10,268
	OMNICARE INC	Common Stock	13,035
	OMNICOM GROUP	Common Stock	36,034
	ONEOK INC	Common Stock	14,009
	ORACLE CORP	Common Stock	90,772
	OSHKOSH CORP	Common Stock	15,913
	OWENS & MINOR INC	Common Stock	8,864
	OWENS CORNING	Common Stock	15,073
	OWENS-ILLINOIS INC	Common Stock	15,764
	PACCAR INC	Common Stock	26,258
	PACKAGING CORP OF AMERICA	Common Stock	8,075
	PALL CORP	Common Stock	6,206
	PARKER HANNIFIN CORP	Common Stock	17,191
	PATTERSON-UTI ENERGY INC	Common Stock	9,821
	PAYCHEX INC	Common Stock	21,925
	PEABODY ENERGY CORP	Common Stock	8,927
	PENN NATIONAL GAMING INC	Common Stock	6,541
	PENNY JC INC	Common Stock	19,311
	PENTAIR INC	Common Stock	12,068
	PEOPLE'S UNITED FINANCIAL	Common Stock	3,998
	PEPCO HOLDINGS INC	Common Stock	23,578
	PEPSICO INC	Common Stock	154,133

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PETSMART INC	Common Stock	3,850
	PFIZER INC	Common Stock	270,554
	PG&E CORP	Common Stock	52,536
	PHH CORP	Common Stock	19,153
	PHILIP MORRIS INTERNATIONAL	Common Stock	184,392
	PIEDMONT NATURAL GAS CO	Common Stock	5,407
	PINNACLE WEST CAPITAL	Common Stock	13,388
	PIONEER NATURAL RESOURCES CO	Common Stock	8,807
	PITNEY BOWES INC	Common Stock	25,130
	PLAINS EXPLORATION & PRODUCTION	Common Stock	5,621
	PLUM CREEK TIMBER CO	Common Stock	5,746
	PNC FINANCIAL SERVICES GROUP	Common Stock	62,114
	PNM RES INC	Common Stock	15,474
	POLARIS INDUSTRIES INC	Common Stock	6,366
	POLYCOM INC	Common Stock	3,490
	PORTLAND GENERAL ELECTRIC CO	Common Stock	4,914
	POST HOLDINGS INC	Common Stock	6,641
	POTLATCH HOLDINGS INC	Common Stock	10,400
	PPG INDUSTRIES INC	Common Stock	37,820
	PPL CORPORATION	Common Stock	17,190
	PRAXAIR INC	Common Stock	14,890
	PRIMERICA INC	Common Stock	14,889
	PRINCIPAL FINANCIAL GROUP	Common Stock	30,186
	PROASSURANCE CORP	Common Stock	14,372
	PROCTER & GAMBLE CO/THE	Common Stock	319,365
	PROGRESS SOFTWARE CORP	Common Stock	4,626
	PROGRESSIVE CORP	Common Stock	38,739
	PROSPERITY BANCSHARES INC	Common Stock	2,207
	PROTECTIVE LIFE CORP	Common Stock	19,366
	PRUDENTIAL FINANCIAL INC	Common Stock	84,214
	PSS WORLD MEDICAL INC	Common Stock	6,120
	PUBLIC SERVICE ENTERPRISE GP	Common Stock	45,569
	PUBLIC STORAGE INC	Common Stock	11,333
	PULTE GROUP	Common Stock	3,696
	PVH CORP	Common Stock	3,571
	QUALCOMM INC	Common Stock	59,607
	QUANTA SERVICES INC	Common Stock	6,964
	QUEST DIAGNOSTICS INC	Common Stock	5,830
	QUESTAR CORP	Common Stock	11,190
	QUESTAR MARKET RESOURCES INC	Common Stock	6,040
	QUICKSILVER RESOURCES INCE	Common Stock	6,912
	QUICKSILVER INC	Common Stock	8,302
	RADIOSHACK CORP	Common Stock	12,645
	RALPH LAUREN CORP	Common Stock	4,557
	RAYMOND JAMES FINANCIAL INC	Common Stock	12,671
	RAYTHEON COMPANY	Common Stock	65,602
	REGAL ENTERTAINMENT GROUP-A	Common Stock	20,320
	REGIONS FINANCIAL CORP	Common Stock	40,395
	REGIS CORP	Common Stock	7,560
	REINSURANCE GROUP OF AMERICA	Common Stock	10,873
	RELIANCE STEEL & ALUMINUM	Common Stock	6,700
	RENT-A-CENTER INC	Common Stock	8,998

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	REPUBLIC SERVICES INC	Common Stock	9,573
	REYNOLDS AMERICAN INC	Common Stock	42,138
	RITE AID CORP	Common Stock	7,580
	ROBERT HALF INTL INC	Common Stock	7,263
	ROCKWELL AUTOMATION INC	Common Stock	20,013
	ROCKWELL COLLINS INC	Common Stock	10,582
	ROCKWOOD HOLDINGS INC	Common Stock	5,495
	ROSS STORES INC	Common Stock	3,299
	ROWAN COMPANIES INC	Common Stock	5,060
	ROYAL CARRIBEAN CRUISE	Common Stock	8,108
	RPM INTERNATIONAL INC	Common Stock	8,343
	RUBY TUESDAY INC	Common Stock	6,044
	RYDER SYSTEM INC	Common Stock	14,948
	SABRA HEALTH CARE	Common Stock	11,977
	SAFEWAY INC	Common Stock	60,269
	SAIC INC	Common Stock	10,269
	SANDISK CORP	Common Stock	3,884
	SANMINA-SCI CORP	Common Stock	15,350
	SCANA CORP	Common Stock	7,667
	SCHEIN HENRY INC	Common Stock	5,677
	SCHLUMBERGER LTD	Common Stock	52,193
	SCHOLASTIC CORP	Common Stock	7,334
	SCHWAB (CHARLES) CORP	Common Stock	29,708
	SEACOR HOLDINGS INC	Common Stock	9,249
	SEALED AIR CORP	Common Stock	11,450
	SEAR CANADA INC	Common Stock	2,663
	SEARS HOLDINGS CORP	Common Stock	24,095
	SEI INVESTMENTS COMPANY	Common Stock	5,073
	SELECTIVE INSURANCE GROUP	Common Stock	9,227
	SEMPRA ENERGY	Common Stock	40,640
	SERVICE CORP INTERNATIONAL	Common Stock	5,652
	SHAW GROUP INC	Common Stock	8,499
	SHERWIN-WILLIAMS CO/THE	Common Stock	13,292
	SIGMA ALDRICH CORP	Common Stock	4,809
	SILGAN HOLDINGS INC	Common Stock	4,897
	SIMON PROPERTY GROUP INC	Common Stock	8,893
	SKYWEST INC	Common Stock	7,405
	SLM CORP	Common Stock	6,250
	SMITH (A.O.) CORP	Common Stock	4,267
	SMITHFIELD FOODS INC	Common Stock	23,538
	SNAP-ON INC	Common Stock	10,905
	SONOCO PRODUCTS CO	Common Stock	6,950
	SOUTHERN CO	Common Stock	55,198
	SOUTHERN COPPER CORP	Common Stock	11,964
	SOUTHWEST AIRLINES	Common Stock	21,641
	SOUTHWEST GAS CORP	Common Stock	12,644
	SOUTHWESTERN ENERGY CO	Common Stock	4,556
	SPECTRA ENERGY CORP	Common Stock	27,321
	SPIRIT AEROSYSTEMS HOLD-CL A	Common Stock	7,433
	SPRINT NEXTEL CORP	Common Stock	104,160
	SPX CORP	Common Stock	15,171
	ST JUDE MED INC	Common Stock	4,576

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	STANCORP FINANCIAL GROUP	Common Stock	14,114
	STANLEY BLACK & DECKER INC	Common Stock	6,990
	STAPLES INC	Common Stock	36,308
	STARBUCKS CORP	Common Stock	16,266
	STARWOOD HOTELS & RESORTS	Common Stock	11,958
	STATE STREET CORP	Common Stock	45,129
	STEEL DYNAMICS INC	Common Stock	7,214
	STEELCASE INC	Common Stock	14,093
	STONE ENERGY CORP	Common Stock	5,173
	STRAYER ED	Common Stock	4,813
	STRYKER CORP	Common Stock	19,384
	SUNTRUST BANKS INC	Common Stock	66,140
	SUPERVALU INC	Common Stock	44,736
	SUSQUEHANNA BANCSHARES	Common Stock	5,299
	SVB FINANCIAL GROUP	Common Stock	5,656
	SWIFT ENERGY COMPANY	Common Stock	5,003
	SYMANTEC CORP	Common Stock	23,081
	SYMETRA FINANCIAL CORP	Common Stock	11,728
	SYNOPSYS INC	Common Stock	5,029
	SYNOVUS FINANCIAL GROUP	Common Stock	12,105
	SYSCO CORP	Common Stock	51,198
	TROWE PRICE GROUP INC	Common Stock	8,631
	TARGET CORP	Common Stock	96,758
	TCF FINANCIAL CORP	Common Stock	12,546
	TD AMERITRADE HOLDING CORP	Common Stock	7,259
	TECH DATA CORP	Common Stock	20,066
	TECO ENERGY INC	Common Stock	8,777
	TELEFLEX INC	Common Stock	6,291
	TELEPHONE AND DATA SYSTEMS	Common Stock	18,782
	TELLABS OPERATIONS INC	Common Stock	4,214
	TENET HEALTHCARE CORP	Common Stock	39,977
	TENNECO INC	Common Stock	8,192
	TERADATA CORP	Common Stock	4,370
	TEREX CORP	Common Stock	14,976
	TESORO CORP	Common Stock	15,946
	TETRA TECHNOLOGIES	Common Stock	6,297
	TEXAS INSTRUMENTS INC	Common Stock	43,664
	TEXTRON INC	Common Stock	18,814
	THE DIRECTV GROUP	Common Stock	48,926
	THE HERSHEY COMPANY	Common Stock	12,359
	THE MCCLATCHY COMPANY	Common Stock	2,488
	THE SCOTTS MIRACLE-GRO COMPANY CLASS A	Common Stock	10,755
	THERMO FISHER SCIENTIFIC INC	Common Stock	29,945
	THOMPSON CREEK METALS CO	Common Stock	12,327
	THOR INDS INC	Common Stock	8,289
	TIFFANY & CO	Common Stock	8,974
	TIME WARNER CABLE	Common Stock	55,395
	TIME WARNER INC	Common Stock	158,999
	TIMKEN CO	Common Stock	9,399
	TJX COMPANIES INC	Common Stock	20,852
	TORCHMARK CORP	Common Stock	28,945
	TOTAL SYSTEM SERVICES INC	Common Stock	10,806

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TRAVELERS COS INC/THE	Common Stock	111,775
	TRINITY INDUSTRIES INC	Common Stock	7,836
	TRUSTMARK CORP	Common Stock	4,735
	TRW AUTOMOTIVE HOLDINGS CORP	Common Stock	20,956
	TUPPERWARE BRANDS CORPORATION	Common Stock	7,332
	TUTOR PERINI CORP	Common Stock	5,714
	TYCO INTERNATIONAL LTD	Common Stock	48,741
	TYSON FOODS INC-CL A	Common Stock	22,402
	UGI CORP	Common Stock	20,009
	ULTRA PETROLEUM CORP	Common Stock	2,653
	UMPQUA HOLDINGS CORP	Common Stock	10,251
	UNION PACIFIC CORP	Common Stock	61,152
	UNISYS CORP	Common Stock	13,073
	UNIT CORP	Common Stock	5,504
	UNITED BANKSHARES	Common Stock	6,034
	UNITED CONTINENTAL HOLDINGS	Common Stock	17,142
	UNITED ONLINE INC	Common Stock	14,131
	UNITED PARCEL SERVICE-CL B	Common Stock	65,984
	UNITED RENTALS INC	Common Stock	12,346
	UNITED STATES CELLULAR GROUP	Common Stock	4,745
	UNITED STATES STEEL CORP	Common Stock	12,091
	UNITED STATIONERS INC	Common Stock	11,317
	UNITED TECHNOLOGIES CORP	Common Stock	152,569
	UNITEDHEALTH GROUP INC	Common Stock	114,399
	UNIVERSAL CORP/VA	Common Stock	7,936
	UNIVERSAL HEALTH SERVICES-B	Common Stock	6,302
	UNS ENERGY CORP	Common Stock	9,998
	UNUM GROUP	Common Stock	25,215
	URS CORP	Common Stock	11,845
	US AIRWAYS GROUP INC	Common Stock	22,191
	US BANCORP	Common Stock	91,587
	VALASSIS COMMUNICATIONS INC	Common Stock	6,837
	VALERO ENERGY CORP	Common Stock	91,290
	VALLEY NATIONAL BANCORP	Common Stock	8,143
	VALSPAR CORP	Common Stock	5,443
	VECTREN CORPORATION	Common Stock	11,869
	VERISIGN INC	Common Stock	6,802
	VERIZON COMMUNICATIONS INC	Common Stock	450,279
	VF CORP	Common Stock	24,468
	VIACOM INC-CLASS A	Common Stock	36,892
	VIRGIN MEDIA INC	Common Stock	17,586
	VISA INC-CLASS A SHARES	Common Stock	14,716
	VISHAY INTERTECHNOLOGY INC	Common Stock	7,237
	VISTEON CORP	Common Stock	16,687
	VULCAN MATERIALS CO	Common Stock	2,867
	WALGREEN CO	Common Stock	73,118
	WAL-MART STORES INC	Common Stock	225,412
	WALT DISNEY CO/THE	Common Stock	77,067
	WARNACO GROUP INC	Common Stock	8,936
	WASHINGTON FEDERAL INC	Common Stock	7,138
	WASHINGTON POST-CLASS B	Common Stock	9,771
	WASTE MANAGEMENT INC	Common Stock	33,828

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 29, 2012

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	WEBMD HEALTH CORP	Common Stock	4,831
	WEBSTER FINANCIAL CORP	Common Stock	6,674
	WELLCARE HEALTH PLANS INC	Common Stock	8,930
	WELLPOINT INC	Common Stock	88,697
	WELLS FARGO & CO	Common Stock	317,092
	WENDY'S CO	Common Stock	9,233
	WERNER ENTERPRISES INC	Common Stock	3,823
*	WESCO INTERNATIONAL INC	Common Stock	5,612
	WESTAR ENERGY INC	Common Stock	13,967
	WESTERN DIGITAL CORP	Common Stock	27,488
	WESTERN UNION CO	Common Stock	5,727
	WEYERHAEUSER CO	Common Stock	79,375
	WGL HOLDINGS INC	Common Stock	11,286
	WHIRLPOOL CORP	Common Stock	41,291
	WHITE MTNS INS GROUP LTD COM	Common Stock	11,270
	WHITING PETE CORP	Common Stock	2,375
	WHOLE FOODS MARKET INC	Common Stock	2,319
	WILEY JOHN & SONS INC	Common Stock	2,815
	WILLIAMS COS INC	Common Stock	23,652
	WILLIAMS-SONOMA INC	Common Stock	11,660
	WINDSTREAM CORP	Common Stock	23,580
	WISCONSIN ENERGY CORP	Common Stock	11,528
	WORLD FUEL SERVICES CORP	Common Stock	8,504
	WPX ENERGY INC	Common Stock	24,483
	WR GRACE & CO	Common Stock	3,518
	WYNDHAM WORLDWIDE CORP	Common Stock	12,408
	WYNN RESORTS LTD	Common Stock	4,496
	XCEL ENERGY INC	Common Stock	37,485
	XEROX CORP	Common Stock	22,559
	XILINX INC	Common Stock	10,840
	XL GROUP PLC	Common Stock	27,208
	YAHOO INC	Common Stock	21,002
	YUM! BRANDS INC	Common Stock	29,059
	ZIMMER HOLDINGS INC	Common Stock	13,174
	ZIONS BANCORPORATION	Common Stock	16,714
	RAFI Enhanced Large Company
	Fund Total		24,538,548

*	Participant Loans	4.25%-10.5% with maturity dates through 2028	12,655,148
	Participant Loans Total		12,655,148

	Total Investments at Fair Value		$491,567,333

WESCO Distribution, Inc.
Retirement Savings Plan
Consent of Independent Registered Public Accounting Firm
December 29, 2012 and 2011

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23.1	Consent of Alpern Rosenthal (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
By:	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Investment and Administrative Committees

Dated: June 27, 2013